Intrepid Technology & Resources, Inc.
501 West Broadway, Suite 200
Idaho Falls, Idaho  83402

         October 15, 2007

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Intrepid Technology & Resources, Inc.
Registration Statement on Form SB-2
File No. 333-143122

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Intrepid Technology & Resources, Inc., an Idaho corporation (“Intrepid”), hereby requests that the effectiveness of the above-captioned Registration Statement be accelerate to 10:00 a.m. (EST) on Tuesday, October 16, 2007, or as soon thereafter as practicable.

Intrepid acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Intrepid from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Intrepid may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INTREPID TECHNOLOGY &

RESOURCES, INC.

By: /s/ Dennis Keiser

      Dennis Keiser

      Chief Executive Officer